UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                         Sinclair Broadcast Group, Inc.
                                (Name of Issuer)

                Class A Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                  829266 10 9
                                 (CUSIP Number)

                                   Barry Baker
                          River City Broadcasting, L.P.
                  1215 Cole Street, St. Louis, Missouri 63106
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 8, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 829266 10 9                                             Page 2 of 15

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                            Barry Baker


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                            Not Applicable


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                            Not Applicable

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                                            U.S.

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                    2,036,626
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER                  -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER               2,036,626
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER             -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            2,036,626

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            Approximately 8.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                                            IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 829266 10 9                       13D                   Page 3 of 15



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  BancBoston Investments, Inc


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                            Not Applicable


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                            Not Applicable

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                            Massachusetts


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                    71,305
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER                  -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER               71,305
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER             -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            71,305

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            Approximately 0.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                                            CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 829266 10 9                       13D                   Page 4 of 15



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   Boston Ventures Limited Partnership IV


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                            Not Applicable


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                            Not Applicable

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                            Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                    -0-
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER                  -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER               -0-
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER             -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            -0-

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            0%


--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                                            PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 829266 10 9                       13D                   Page 5 of 15



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   Boston Ventures Limited Partnership IVA


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                            Not Applicable


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                            Not Applicable

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                            Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                    -0-
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER                  -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER               -0-
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER             -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            -0-

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                                            PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    INCLUDE  BOTH SIDES OF THE COVER PAGE,  RESPONSES
                    TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF THE  SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

                                                               Page  6  of  15
Schedule 13D (Amendment No. 2)
Sinclair Broadcast Group, Inc.


ITEM 1.  SECURITY AND ISSUER

     See joint Statements on Schedule 13D, as previously filed.

     This Amendment No. 2 to the joint Statement on Schedule 13D, filed June 21, 1996, and amended by Amendment No. 1, filed January 23, 1997, is filed with respect to the Class A Common Stock, par value $0.01 per share (the "SBG Common Stock"), of Sinclair Broadcast Group, Inc., a Maryland corporation (the "Company" or "SBG"). The Company's principal executive offices are located at 2000 W. 41st Street, Baltimore, Maryland 21211.

     The purpose of this Amendment No. 2 is to report the dissolution of the Partnership Group (as defined below).

     All information in the Schedule 13D is given as of April 8, 1998, which is prior to a two-for-one stock split of SBG Common Stock which occurred on April 30,1998.

ITEM 2.  IDENTITY AND BACKGROUND

     See joint Statements on Schedule 13D, as previously filed.

     The persons filing this Amendment No. 2 are Barry Baker ("Baker"), Boston Ventures Limited Partnership IV, Boston Ventures Limited Partnership IVA (together with Boston Ventures Limited Partnership IV, "Boston Ventures") and BancBoston Investments, Inc. ("BancBoston" and, together with Baker and Boston Ventures, the "Filing Parties"). The information required to be set forth in this Item 2 regarding the Filing Parties is set forth on Schedule I hereto.

     Baker, Boston Ventures, BancBoston and Pyramid Ventures, Inc. ("Pyramid") are parties to a Consent Agreement (the "Consent Agreement") with certain of the other limited partners of River City Broadcasting, L.P. that governed the disposition by the parties thereto of their shares of SBG Common Stock. (See
Item 6). As such, Baker, Boston Ventures, BancBoston and Pyramid were part of a group that also included Larry D. Marcus("Marcus") and Marcus Investments, L.P. (collectively, the "Partnership Group").

     The members of the Partnership Group executed a Waiver and Agreement (the "Waiver Agreement"), pursuant to which the parties thereto irrevocably waived the

                                                               Page  7  of  15
Schedule 13D (Amendment No. 2)
Sinclair Broadcast Group, Inc.


restrictions on disposition of stock set forth in the Consent Agreement, which waiver became effective upon consummation of the offering of SBG Common Stock (See Item 5). This Waiver Agreement results in the dissolution of the Partnership Group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

     Baker and Boston Ventures are parties to a Voting Agreement (the "Voting Agreement") with David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert
E. Smith (collectively, the "SBG Stockholders" and, together with Baker and Boston Ventures, the "Voting Group") that governs the voting by the Voting Group of their shares of SBG Common Stock in certain situations. (See Item 3). The information required to be set forth in this Item 2 regarding the members of the Voting Group is set forth on Schedule II hereto.

     During the last five years, none of the Filing Parties and, to the best knowledge of the Filing Parties, none of the other members of the Voting Group or any of their respective executive officers or directors, have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Filing Parties and, to the best knowledge of the Filing Parties, none of the members of the Voting Group or any of their respective executive officers or directors, have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the Filing Parties, unless otherwise indicated, all of the individuals listed in Schedules I and II are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See joint Statements on Schedule 13D, as previously filed.

ITEM 4.  PURPOSE OF TRANSACTION

     See joint Statements on Schedule 13D, as previously filed.

                                                               Page  8  of  15
Schedule 13D (Amendment No. 2)
Sinclair Broadcast Group, Inc.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) According to the Prospectus Supplement (To Company Prospectus and Resale Prospectus, each dated April 8, 1998), dated April 9, 1998, following the consummation of the offering of SBG Common Stock by the Company and certain selling shareholders (the "Offering"), there were 22,414,956 shares of SBG Common Stock issued and outstanding.

     On April 8, 1998, Boston Ventures Limited Partnership IV converted 253,800 shares of Series B Convertible Preferred Stock (the "Convertible Preferred Stock") into 922,909 shares of SBG Common Stock and distributed such shares to its partners. On April 8, 1998, Boston Ventures Limited Partnership IVA converted 142,745 shares of Convertible Preferred Stock into 519,073 shares of SBG Common Stock and distributed such shares to its partners. As a result, Boston Ventures no longer has a direct or indirect beneficial ownership interest in any shares of SBG Common Stock.

     BancBoston directly beneficially owns 21,202.8 shares of Convertible Preferred Stock that are convertible into approximately 71,305 shares of SBG Common Stock, which, if issued, would represent approximately .3% of the issued and outstanding shares of SBG Common Stock.

     Effective January 27, 1997, Better Communications, Inc. ("BCI") distributed its 134,858 shares of Convertible Preferred Stock to Baker and Marcus. As a result of such distribution, BCI no longer owned any capital stock of SBG. Baker received 107,886 of such shares of Convertible Preferred Stock and Marcus received 26,972 shares. In addition, Baker owned an additional 72,016 shares of Convertible Preferred Stock. In the second half of April 1998, all of Baker's 179,902 shares of Convertible Preferred Stock were converted into 654,191 shares of SBG Common Stock. Baker, through his ownership of Baker Stock Options (as Previously defined in Item 6), may also be deemed to beneficially own 1,382,435 shares of SBG Common Stock. In aggregate, Baker may be deemed to beneficially own 2,036,626 shares of SBG Common Stock, which represents approximately 8.3% of the issued and outstanding shares of SBG Common Stock.

     To the best knowledge of the Filing Parties, the SBG Stockholders are the beneficial owners of 14,200 shares of SBG Common Stock, representing .06% of the issued and outstanding shares of SBG Common Stock, and, to the best knowledge of the Filing Parties, the SBG Stockholders are the beneficial owners of 25,166,432 shares of the Class B

                                                               Page  9  of  15
Schedule 13D (Amendment No. 2)
Sinclair Broadcast Group, Inc.


Common Stock of SBG, which are convertible at the holders' option into 25,166,432 shares of SBG Common Stock. To the best knowledge of the Filing Parties, on a fully diluted basis, the SBG Stockholders are the beneficial owners of 25,180,632 shares of SBG Common Stock, which, when issued, will represent approximately 52.9% of the issued and outstanding shares of SBG Common Stock.

     Beneficial ownership of the 2,036,626 shares of SBG Common Stock referred to herein as being held by Baker may be attributed to the members of the Voting Group that directly or indirectly own shares of SBG Common Stock. Beneficial ownership of the 25,180,632 shares of SBG Common Stock referred to herein as being held by the SBG Stockholders may be attributed to the members of the Voting Group that directly or indirectly own shares of SBG Common Stock. Baker and the SBG Stockholders, as members of the Voting Group, may be deemed to beneficially own 26,824,943 shares of SBG Common Stock, which, when issued, will represent 54.5% of the issued and outstanding shares of SBG Common Stock. Each member of the Voting Group disclaims beneficial ownership of the shares of SBG Common Stock owned by the other members of the Voting Group.

     Following the Offering, Larry D. Marcus beneficially owned 21,451 shares of SBG Common Stock and Marcus Investments, L.P. beneficially owned 6,404 shares of SBG Common Stock.

     Except for the shares of SBG Common Stock beneficially owned by Baker and the shares of SBG Common Stock beneficially owned by the SBG Stockholders, the number of shares set forth above as beneficially owned by the Filing Parties does not include any shares beneficially owned by any person listed on Schedule I or II hereto for his or her personal investment account. The Filing Parties expressly disclaim beneficial ownership of all such shares (if any) owned by all such persons. Except as may be set forth in Item 6, the Filing Parties are not a party to any agreement or arrangement of any kind with respect to the acquisition, holding, voting or disposition of any shares of SBG Common Stock.

(c) On April 8, 1998,  pursuant to the Offering described in subsections (a) and
(b) above, BancBoston converted a portion of its Convertible Preferred Stock into 475,369 shares of SBG Common Stock which were then immediately sold at a price of $58.25 per share in the open market.

                                                              Page  10  of  15
Schedule 13D (Amendment No. 2)
Sinclair Broadcast Group, Inc.


     Of the shares distributed by Boston Ventures Limited Partnership IV to its partners as described in subsections (a) and (b) above, the partners of Boston Ventures Limited Partnership IV sold 549,020 shares of SBG Common Stock in the Offering at a price of $58.25 per share. Of the shares distributed by Boston Ventures Limited Partnership IVA to its partners as described in subsections (a) and (b) above, the partners of Boston Ventures Limited Partnership IVA sold 386,328 shares of SBG Common Stock in the Offering at a price of $58.25 per share.

     On April 8, 1998, pursuant to the Offering described in subsections (a) and
(b) above, Larry Marcus converted all of his Convertible Preferred Stock into 114,446 shares of SBG Common Stock and sold 92,995 of such shares in the Offering at a price of $58.25 per share. On April 8, 1998, pursuant to the Offering described in subsections (a) and (b) above, Marcus Investments, L.P. also converted all of its Convertible Preferred Stock into 49,101 shares of SBG Common Stock and sold 42,697 of such shares in the Offering at a price of $58.25 per share.

     The Filing Parties understand that on April 8, 1998, Pyramid Ventures, Inc. sold 483,778 shares of SBG Common Stock in the Offering at a price of $58.25 per share.

     Except as set forth herein, no transactions in SBG Common Stock were effected by any of the Filing Parties, and, to the best knowledge of the persons filing this statement on Schedule 13D, any of the other members of the Voting Group or any of their respective executive officers or directors during the past sixty days in open-market transactions.

(d)    Not applicable.

(e) The date on which BCI, BancBoston and Boston Ventures ceased to be beneficial owners of more than five percent of the class of securities reported herein was April 8, 1998.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See joint Statements on Schedule 13D, as previously filed. The members of the Partnership Group executed a Waiver and Agreement (the "Waiver Agreement"), pursuant to which the parties thereto irrevocably waived the restrictions on disposition of stock set forth in the Consent Agreement (See Item 2), which waiver became effective upon consummation of

                                                              Page  11  of  15
Schedule 13D (Amendment No. 2)
Sinclair Broadcast Group, Inc.


the offering of SBG Common Stock (See Item 5). This Waiver Agreement results in the dissolution of the Partnership Group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. The foregoing description of the Waiver Agreement is qualified in its entirety by reference to the Waiver Agreement which is included herein as Exhibit 7.07 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01 Voting Agreement (incorporated by reference to the joint Statement on Schedule 13D filed on June 21, 1996).

Exhibit 7.02 Consent Agreement (incorporated by reference to the joint Statement on Schedule 13D filed on June 21, 1996).

Exhibit 7.03 Baker Option Agreement (incorporated by reference to the joint Statement on Schedule 13D filed on June 21, 1996).

Exhibit 7.04 Registration Rights Agreement (incorporated by reference to the joint Statement on Schedule 13D filed on June 21, 1996).

Exhibit 7.05 Joint Filing Agreement, dated June 18, 1996, by and among Baker, RCB and BCI. (incorporated by reference to the joint Statement on Schedule 13D filed on June 21, 1996).

Exhibit 7.06 Joint Filing Agreement, dated January 23, 1997, by and among Baker, RCB, BCI, Boston Ventures and BancBoston (incorporated by reference to the Joint Statement on Schedule 13D filed on January 23, 1997).

Exhibit 7.07 Waiver and Agreement, by and among BCI, Baker, Boston Ventures, Larry D. Marcus, Marcus Investments, L.P., BancBoston and Pyramid.

                                                              Page  12  of  15
Schedule 13D (Amendment No. 2)
Sinclair Broadcast Group, Inc.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 1, 1999                   /s/ Barry Baker
     -----------------                  ----------------------
          Date                              BARRY BAKER

                                                             Page  13  of  15
Schedule 13D (Amendment No. 2)
Sinclair Broadcast Group, Inc.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      February 1, 1999                  BANCBOSTON INVESTMENTS INC.
     -----------------
          Date
                                        By:  /s/ Lars A. Swanson
                                             ----------------------
                                             Name: Lars A. Swanson
                                             Title: Vice President

                                                              Page  14  of  15
Schedule 13D (Amendment No. 2)
Sinclair Broadcast Group, Inc.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      February 1, 1999                 BOSTON VENTURES LIMITED PARTNERSHIP IV
     -----------------
          Date
                                            By: Boston Ventures Company Limited
                                                Partnership IV, General Partner


                                                 By: /s/ Barbara M. Ginader
                                                     ----------------------
                                                     Name: Barbara M. Ginader
                                                     Title: General Partner

                                                              Page  15  of  15
Schedule 13D (Amendment No. 2)
Sinclair Broadcast Group, Inc.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      February 1, 1999                  BOSTON VENTURES LIMITED PARTNERSHIP IVA
     -----------------
          Date
                                            By: Boston Ventures Company Limited
                                                Partnership IV, General Partner


                                                 By: /s/ Barbara M. Ginader
                                                     ----------------------
                                                     Name: Barbara M. Ginader
                                                     Title: General Partner

                                  SCHEDULE I


     Better Communications, Inc. ("BCI") is a Delaware corporation. The principal office and business address of BCI is 1215 Cole Street, St. Louis, Missouri 63106. Its principal business is television and radio broadcasting.


        EXECUTIVE OFFICERS AND DIRECTORS OF BETTER COMMUNICATIONS, INC.

                                                                                          Name and Address of
                                                                                          Corporation or Other
                           Business or Residence            Principal Occupation or       Organization in Which
Name                       Address                          Employment                    Employed
- ----                     ---------------------            ------------------------      ---------------------

Barry Baker*               2000 W. 41st Street              President, Better             Chief Executive Officer,
                            Baltimore, MD  21211             Communications, Inc.          River City Broadcasting,
                                                             Consultant, Sinclair          L.P.
                                                             Broadcast Group, Inc.


Larry D. Marcus*           34 West Brentmoor Park,          Secretary and Treasurer,      General Partner, Marcus
                            Clayton, MO 63105                Better Communications, Inc.   Investments, L.P.


* Also a Director of
Better Communications, Inc.


     Barry Baker ("Baker") is the Chief Executive Officer of River City Broadcasting, L.P. and the President of BCI. His principal office and business address is 1215 Cole Street, St. Louis, Missouri 63106. Baker's present principal occupation is as President of BCI.

     Larry D. Marcus ("Marcus") is the Secretary and Treasurer of BCI. His principal office and business address is 34 West Brentmoor Park, Clayton, Missouri 63105. Marcus' present principal occupation is as Secretary and Treasurer of BCI. Marcus is also the General Partner of Marcus Investments, L.P.

     Marcus Investments, L.P. is a Missouri limited partnership, of which Marcus is the General Partner. The principal office address of Marcus Investments, L.P. is 34 West Brentmoor Park, Clayton, Missouri 63105. The principal business of Marcus Investments, L.P. is to locate and invest in opportunities to enhance the income of certain trusts that are limited partners of Marcus Investments, L.P.

     Boston Ventures Limited Partnership IV is a Delaware limited partnership, of which Boston Ventures Company Limited Partnership IV is the General Partner. The principal office address of Boston Ventures Limited Partnership IV is 21 Custom House Street, Boston, MA 02110. The principal business of Boston Ventures Limited Partnership IV is making investments.

     Boston Ventures Limited Partnership IVA is a Delaware limited partnership, of which Boston Ventures Company Limited Partnership IV is the General Partner. The principal office address of Boston Ventures Limited Partnership IVA is 21 Custom House Street, Boston, MA 02110. The principal business of Boston Ventures Limited Partnership IVA is making investments.

     Boston Ventures Company Limited Partnership IV is controlled by the following five general partners: Richard C. Wallace, William F. Thompson, Martha H.W. Crowninshield, Roy F. Coppedge, III and Barbara M. Ginader. Their principal business address is c/o Boston Ventures Management, Inc., 21 Custom House Street, Boston, MA 02110. Their principal business is as partners of Boston Ventures Company Limited Partnership IV.

     BancBoston Capital, Inc. is a Massachusetts corporation. The principal office address of BancBoston Capital, Inc. is 175 Federal Street, Boston, MA 02110. The principal business of BancBoston Capital, Inc. is making investments. The ultimate controlling person of BancBoston Capital, Inc. is The BankBoston Corporation.

        EXECUTIVE OFFICERS AND DIRECTORS OF BANCBOSTON CAPITAL, INC.


                                                                                               Name and Address of
                                                                                               Corporation or Other
                                 Business or Residence            Principal Occupation or      Organization in Which
Name                                   Address                          Employment                    Employed
- ----                            ----------------------            -----------------------      ---------------------


Frederick M. Fritz            175 Federal Street                    President                  175 Federal Street
                              01-32-01                                                         01-32-01
                              Boston, MA  02110                                                Boston, MA  02110
                              (617) 434-2200                                                   (617) 434-2200
                              (This address is the office                                      (This address is the office
                              address for all executive                                        address for all executive
                              officers set forth herein.)                                      officers set forth
                                                                                               herein.)

Robin S. Higham                                                     Managing Director
Donna L. Carter                                                     Chief Financial Officer
Sanford Anstey                                                      Vice President
William O. Charman                                                  Vice President
Rufus L. Clark                                                      Vice President
John J. Cullinane                                                   Vice President
Mark H. Deblois                                                     Vice President
Craig H. Deery                                                      Vice President
John Doggett                                                        Vice President
Cynthia K. Duda                                                     Vice President
Charles R. Grant                                                    Vice President
Glen M. Holland                                                     Vice President
Craeme Mills                                                        Vice President
Theresa A. Nibi                                                     Vice President
Mary J. Reilly                                                      Vice President
Charles D. Reydel                                                   Vice President
Peter R. Roberts                                                    Vice President
Timothy H. Robinson                                                 Vice President
Lars A. Swanson                                                     Vice President
Lee J. Tesconi                                                      Vice President
Iain Whitfield                                                      Vice President
Suzanne K. Berger                                                   Assistant Vice President
Sally Curtis                                                        Assistant Vice President
Peter L. Denious                                                    Assistant Vice President
Jason H. Hurd                                                       Assistant Vice President
M. Scott McCormack                                                  Assistant Vice President
Cliford J. Meijer                                                   Assistant Vice President
John J. Quintal                                                     Assistant Vice President
Daniela B. Soares                                                   Assistant Vice President
John P. Ward                                                        Assistant Vice President
Zackery T. Edmonds                                                  Treasurer
Kenneth E. Hamberg                                                  Assistant Treasurer
Jeanne M. McGovern                                                  Assistant Treasurer
Timothy A.G. Gerhold                                                Clerk and Counsel
Mathew A. Berk                                                      Assistant Clerk and Counsel
James E. Reilly                                                     Assistant Clerk and Counsel


     BancBoston Investments, Inc. is a Massachusetts corporation. The principal office address of BancBoston Investments, Inc. is 175 Federal Street, Boston, MA02110. The principal business of BancBoston Investments, Inc. is makinginvestments. The ultimate controlling person of BancBoston Investments, Inc. is BankBoston Corporation.

       EXECUTIVE OFFICERS AND DIRECTORS OF BANCBOSTON INVESTMENTS, INC.

                                                                                               Name and Address of
                                                                                               Corporation or Other
                                 Business or Residence            Principal Occupation or      Organization in Which
Name                                   Address                          Employment                    Employed
- ----                             ---------------------            -----------------------       ---------------------

Frederick M. Fritz            175 Federal Street                    President                  175 Federal Street
                              01-32-01                                                         01-32-01
                              Boston, MA  02110                                                Boston, MA  02110
                              (617) 434-2200                                                   (617) 434-2200
                              (This address is the office                                      (This address is the office
                              address for all executive                                        address for all executive
                              officers set forth herein.)                                      officers set forth
                                                                                               herein.)

Donna L. Carter                                                     Chief Financial Officer
Sanford Anstey                                                      Vice President
Marcia T. Bates                                                     Vice President
William O. Charman                                                  Vice President
Rufus L. Clark                                                      Vice President
John J. Cullinane                                                   Vice President
Mark H. Deblois                                                     Vice President
Craig H. Deery                                                      Vice President
John Doggett                                                        Vice President
Cynthia K. Duda                                                     Vice President
Charles R. Grant                                                    Vice President
Glen M. Holland                                                     Vice President
Andrew T. Kellent                                                   Vice President
Graeme Mills                                                        Vice President
Theresa A. Nibi                                                     Vice President
Mary J. Reilly                                                      Vice President
Charles D. Reydel                                                   Vice President
Peter R. Roberts                                                    Vice President
Timothy H. Robinson                                                 Vice President
Lars A. Swanson                                                     Vice President
Lee J. Tesconi                                                      Vice President
Iain Whitfield                                                      Vice President
David K. McKown                                                     Vice President-High Yield
Peter R. Merrill                                                    Vice President-High Yield
Suzanne K. Berger                                                   Assistant Vice President
Sally Curtis                                                        Assistant Vice President
Peter L. Denious                                                    Assistant Vice President
Jason H. Hurd                                                       Assistant Vice President
M. Scott McCormack                                                  Assistant Vice President
Cliford J. Meijer                                                   Assistant Vice President
John J. Quintal                                                     Assistant Vice President
Daniela B. Soares                                                   Assistant Vice President
John P. Ward                                                        Assistant Vice President
Zackery T. Edmonds                                                  Treasurer
Kenneth E. Hamberg                                                  Assistant Treasurer
Jeanne M. McGovern                                                  Assistant Treasurer
Timothy A.G. Gerhold                                                Clerk and Counsel
Mathew A. Berk                                                      Assistant Clerk and Counsel
James E. Reilly                                                     Assistant Clerk and Counsel
Floyd P. Wiggins                                                    Managing Director-CMBS
Steven A. Shenfeld                                                  Managing Director-High Yield
Timothy W. Dwyer                                                    Vice President-CMBS
Jeffrey J. Ingram                                                   Vice President-CMBS

     The BankBoston Corporation (formerly Bank of Boston Corporation)is a Massachusetts corporation. The principal business address of the BankBoston Corporation is 100 Federal Street, Boston, MA 02110. The BankBoston Corporation is a bank holding company.

                 EXECUTIVE OFFICERS OF THE BANKBOSTON CORPORATION

                                                                                                 Name and Address of
                                                                                                 Corporation or Other
                              Business or Residence             Principal Occupation or          Organization in Which
Name                                Address                           Employment                       Employed
- ----                         ----------------------            ----------------------            --------------------

Charles K. Gifford            100 Federal Street               Chairman of the Board
                              01-32-01                         of Directors, Chief                  N/A
                              Boston, MA  02110                Executive Officer
                              (617) 434-2200
                              (This address is the office
                              address for all executive
                              officers set forth herein)

Henrique de Campos Meirelles                                   President and Chief Operating Officer
Susannah M. Swilhart                                           Vice Chairman, Chief Finacial Officer and Treasurer
Paul F. Hogan                                                  Vice Chairman, Corprate Banking
Bradford H. Warner                                             Vice Chairman, Retail Banking
Melville E. Blake, III                                         Executive Director, Strategic Planning
Geraldo Jose Carbone                                           Regional Manager, Brazil
Helen G. Drinan                                                Executive Vice President, Human Resources
Ira A. Jackson                                                 Executive Vice President, Corporate and Community Affairs
Robert T. Jefferson                                            Comptroller
John A. Kahwaty                                                Executive Director, Investor Relations
Lindsey C. Lawrence                                            Executive Vice President, Internet Banking
Peter J. Manning                                               Executive Vice President, Mergers and Acquisitions
John L. Mastromarino                                           Executive Vice President, Risk Management
Kathleen M. McGillycuddy                                       Executive Director, Global Treasury and Investmnts
Manuel R. Sacerdote                                            Regional Manger, Southern Cone
Erich Schumann                                                 Executive  Director, Finance
Gary A. Spiess                                                 Genral Counsel and Clerk

                  DIRECTORS OF THE BANK OF BOSTON CORPORATION

                                    Occupation or Principal Business Affiliation
Director                            Business or Residence Address
- --------                            --------------------------------------------
Wayne A. Budd, Esq.                 Goodwin, Proctor & Hoar
                                    Exchange Place
                                    53 State Street
                                    Boston, MA 02109

William F. Connell                  Chairman & CEO
                                    Connell Limited Partnership
                                    One International Place - 31st Floor
                                    Boston, MA 02110

Gary I. Countryman                  Chairman & CEO
                                    Liberty Mutual Insurance Company
                                    175 Berkeley Street
                                    Boston, MA 02117

Alice F. Emerson                    Senior Fellow
                                    Andrew W. Mellon Foundation
                                    140 East 62nd Street
                                    New York, NY 10021

Charles K. Gifford                  Chairman & CEO
                                    BankBoston Corporation
                                    175 Federal Street
                                    Boston, MA 02110

Thomas J. May                       Chairman and CEO
                                    Boston Edison Company
                                    800 Boylston Street
                                    Boston, MA 02199

Ambassador                          Professor of Diplomacy
Donald F. McHenry                   School of Foreign Service
                                    Georgetown University - ICC 301
                                    Washington, DC 20057-1052




                                    Occupation or Principal Business Affiliation
Director                            Business or Residence Address
---------                           --------------------------------------------

Paul C. O'Brien                     President
                                    The O'Brien Group
                                    One International Place - 30th Floor
                                    Boston, MA 02110

John W. Rowe                        President & CEO
                                    New England Electric System
                                    25 Research Drive
                                    Westborough, MA 02152

William C. Van Faasen               President & CEO
                                    Blue Cross and Blue Shield of
                                    Massachusetts, Inc.
                                    100 Summer Street - 01-31
                                    Boston, MA 02110

Thomas B. Wheeler                   President & CEO
                                    Massachusetts Mutual Life Insurance
                                    Company
                                    1295 State Street
                                    Springfield, MA 01111

Alfred M. Zeien                     Chairman of the Board
                                    and CEO The Gillette Company
                                    Prudential Tower Building
                                    Boston, MA 02199

William M. Crozier, Jr.             Chairman Emiritus
                                    BankBoston Corporation
                                    100 Federal Street
                                    Boston, MA 02110

Henrique De Campos Meirelles        President and COO
                                    BankBoston Corporation
                                    100 Federal Street
                                    Boston, MA 02110

Thomas R. Piper                     Professor of Business Admnistration
                                    Harvard Universty Gradutae School of
                                    Business Admnistration
                                    Boston, MA

Fran S. Rodgers                     Chief Executive Officer
                                    Work/Family Directions Inc.
                                    Boston, MA

Glenn P. Strehle                    Vice President for Finance and
                                    Treasurer of Massachusetts
                                    Institute of Technology
                                    Boston, MA


                                 SCHEDULE II

     Barry Baker ("Baker") is the Chief Executive Officer of River City Broadcasting, L.P. and President of Better Communications, Inc. ("BCI") and serves as a consultant to SBG. His principal office and business address is 2000 W. 41st Street, Baltimore, MD 21211. Baker's present principal occupation is President of BCI and consultant to SBG.

     Boston Ventures Limited Partnership IV is a Delaware limited partnership, of which Boston Ventures Company Limited Partnership IV is the General Partner. The principal office address of Boston Ventures Limited Partnership IV is 21 Custom House Street, Boston, MA 02110. The principal business of Boston Ventures Limited Partnership IV is making investments.

     Boston Ventures Limited Partnership IVA is a Delaware limited partnership, of which Boston Ventures Company Limited Partnership IV is the General Partner. The principal office address of Boston Ventures Limited Partnership IVA is 21 Custom House Street, Boston, MA 02110. The principal business of Boston Ventures Limited Partnership IVA is making investments.

     Boston Ventures Company Limited Partnership IV is controlled by the following five general partners: Richard C. Wallace, William F. Thompson, Martha H.W. Crowninshield, Roy F. Coppedge, III and Barbara M. Ginader. Their principal business address is c/o Boston Ventures Management, Inc., 21 Custom House Street, Boston, MA 02110. Their principal business is as partners of Boston Ventures Company Limited Partnership IV.

     David D. Smith is the President and Chief Executive Officer of Sinclair Broadcast Group, Inc. ("SBG"). His principal office and business address is 2000 West 41st Street, Baltimore, Maryland 21211. Mr. Smith's present principal occupation is as President and Chief Executive Officer of SBG.

     Frederick G. Smith is a Vice President of SBG. His principal office and business address is 2000 West 41st Street, Baltimore, Maryland 21211. Mr. Smith's present principal occupation is as Vice President of SBG.

     J. Duncan Smith is Vice President and Secretary of SBG. His principal office and business address is 2000 West 41st Street, Baltimore, MD 21211. Mr. Smith's present principal occupation is as Vice President and Secretary of SBG.

     Robert E. Smith is Vice President and Treasurer of SBG. His principal office and business address is 2000 West 41st Street, Baltimore, MD 21211. Mr. Smith's present principal occupation is as Vice President and Treasurer of SBG.